FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2014 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Five Fiscal Years Ended March 31, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 11, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Exhibit 1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“NHI”) as of March 31, 2014. There has been no material change in NHI’s capitalization and indebtedness since March 31, 2014.

Millions of yen
As of March 31, 2014
Short-term borrowings	¥602,131
Long-term borrowings	8,227,063
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2014
Issued—3,822,562,601 shares as of March 31, 2014
Outstanding—3,717,630,462 shares as of March 31, 2014	594,493
Additional paid-in capital	683,638
Retained earnings	1,287,003
Accumulated other comprehensive income	20,636

Total NHI shareholders’ equity before treasury stock	2,585,770
Common stock held in treasury, at cost—104,932,139 shares as of March 31, 2014	(72,090)

Total NHI shareholders’ equity	2,513,680
Noncontrolling interests	39,533

Total equity	2,553,213

Total capitalization and indebtedness	¥11,382,407

NHI enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥11,509 million as of March 31, 2014.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges and the amount of fixed charge deficiency of NHI for the five fiscal years ended March 31, 2014, in accordance with U.S. GAAP.

	Millions of yen
	Fiscal year ended March 31
	2010	2011	2012	2013	2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥92,323	¥81,653	¥79,242	¥219,133	¥323,808
Add: Fixed charges	205,929	254,794	315,901	266,313	274,774
Distributed income of equity investees	4,827	4,802	4,508	5,568	8,306

Earnings as defined	¥303,079	¥341,249	¥399,651	¥491,014	¥606,888

Fixed charges	¥205,929	¥254,794	¥315,901	¥266,313	¥274,774
Ratio of earnings to fixed charges(1)	1.5	1.3	1.3	1.8	2.2

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.